


New York Stock Exchange
11 Wall Street
New York, NY  10005

February 26, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
1.744% Notes due July 19, 2024 Under Ford Credit Euro Medium-Term Notes due Nine
Months or More From the Date of Issue Program of FORD MOTOR CREDIT COMPANY
LLC under the Exchange Act of 1934.

Sincerely,